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October 18, 2006

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:  F5 NETWORKS, INC.
     FORM 8-K FILED APRIL 20, 2006
     FORM 8-K FILED JULY 20, 2006

     FILE NO. 000-26041

Dear Mr. Skinner:

        This letter responds to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated September 19, 2006 with respect to the above referenced filings. For ease of reference, our responses are numbered to correspond to the Staff's comment letter, with each Staff comment set forth below in italics and our response thereto immediately thereafter.

FORM 8-K FILED APRIL 20, 2006

1. Your response to prior comment number 4 indicates that the non-GAAP measures enable investors to evaluate "ongoing" operating results. You also indicate that the measures reflect the economic substance of "core" business operations. It is unclear to us why stock-based compensation is not included in your "ongoing" or "core" operations when such compensation is a performance incentive for employees. While we note that these costs may be subject to only limited management influence or control over the short term, they nonetheless appear to represent part of your operating results. In view of this, it appears that references to "ongoing" or "core" operations may not be appropriate in this context. Please explain your basis for concluding that these costs are not part of your ongoing or core operations and why you believe such disclosure are appropriate.

        We note the Staff's comment and hereby agree that any references to "ongoing" or "core" operations as provided in our prior response letter dated August 23, 2006 is hereby changed to read as follows:

        o THE ECONOMIC SUBSTANCE BEHIND MANAGEMENT'S DECISION TO USE SUCH A
MEASURE:

               F5 believes that non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results. Accordingly, F5 includes non-GAAP financial measures when reporting its financial results to investors in order to provide investors with an additional tool to evaluate F5's business. F5 believes that the non-GAAP financial measure is a representative measure of comparative financial performance that reflects the economic substance of F5's current business operations.
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With respect to such language, please note that F5 did not include any references to any core or ongoing operations in its Form 8-K earnings release filed on April 20, 2006 and will not include such language in any future earnings releases.

2. We note the disclosures in your Form 8-K dated July 20, 2006 regarding the review of your historical stock option granting practices and related accounting and the expected restatement of prior period financial statements. Please tell us the current status of your review and explain what consideration you had given, to date, of the accounting and disclosure implications of SFAS No. 5, "Accounting for Contingencies" and FIN 14, "Reasonable Estimation of the Amount of a Loss." In addition, tell us what consideration you gave to providing disclosure, in your Form 8-K filed on July 20, 2006 or subsequent filings, of this issue's potential impact on the qualification of the Company's stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies.

        As of the date of this letter, the special committee investigation concerning F5's historical stock option grant practices has not yet been completed. Although the review is still ongoing, the special committee is making every effort to complete its review as soon as practicable. F5 is committed to resolving the issues resulting from such review as quickly as possible following completion of such review and any required analysis of such results by the Audit Committee of the Board of Directors (the "Audit Committee"). In addition, the special committee and its advisors have been providing the Enforcement Division of the Staff, as well as the Department of Justice, periodic updates on the status of the special committee's review regarding F5's historical stock option practices and preliminary results. Once the special committee has completed its review, we will promptly update the Staff with respect to, and issue a press release setting forth, the results of this review and F5's analysis of any required adjustments to its financial statements or otherwise.

        We are currently evaluating the accounting and disclosure implications of SFAS No. 5, "Accounting for Contingencies" ("SFAS No. 5"), and FIN 14, "Reasonable Estimation of the Amount of a Loss" ("FIN 14"), with respect to the results and effects of the special committee investigation, the informal inquiry currently being conducted by the SEC, the grand jury subpoena received by F5 on May 19, 2006 from the U.S. Attorney for the Eastern District of New York, the notice from the Internal Revenue Service (the "IRS") received by F5 on August
16, 2006 (indicating that the IRS would be auditing F5's tax returns for the
2004 and 2005 taxable years), and the six derivative lawsuits filed on behalf of F5 relating to our historical stock option grant practices (collectively, the "Stock Option Events"). On August 9, 2006, we filed a Notification of Late
Filing on Form 12b-25 with the SEC stating that we were unable to file our quarterly report on Form 10-Q for the quarter ended June 30, 2006 by the prescribed filing date of August 9, 2006, and that we plan to file such Form
10-Q as soon as practicable. We have not filed or otherwise publicly released any financial statement information since we first became aware of the Stock Option Events in May 2006, other than our announcement of certain financial results for the third quarter of fiscal 2006 released on July 20, 2006, which would, in any case, not have been affected by any adjustments and/or reserves required to be included pursuant to SFAS No. 5 or FIN 14. When the special committee has completed its review and we do, in fact, file our financial statements for the quarter ended June 30, 2006 (and for the most recent quarter ended September 30, 2006), such financial statements will address any adjustments and/or reserves required to be included pursuant to SFAS No. 5 and FIN 14.
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        None of the issues outlined in the Stock Option Events adversely impacts the qualification under the Internal Revenue Code of 1986, as amended (the "Code") of the various stock option and other equity compensation plans previously adopted by F5. We are still evaluating whether the Stock Option
Events adversely impact any individual options purported to be qualified under Code Section 422 and, if so, whether any such effects will be material. This analysis, as well as the IRS audit and the derivative lawsuits described above, are not complete. We will update our public disclosure when events occur that warrant disclosure.

        Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at
(206) 272-6590. Thank you very much for your assistance.

Very truly yours,


F5 Networks, Inc.

John McAdam
President and Chief Executive Officer

cc:     Mark Kronforst, Assistance Chief Accountant,
          Securities and Exchange Commission
        Christine Davis, Staff Accountant, Securities and Exchange Commission